Subsidiaries of Here Media Inc.
Exhibit 21.1
Below is a list of the subsidiaries of Here Media Inc. following the merger and contribution:
1.	Here Networks LLC, a Texas limited liability company

2.	Regent Entertainment Media Inc., a Delaware corporation

3.	PlanetOut Inc., a Delaware corporation